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                            August 16, 2023

       Mohan Ananda
       Chief Executive Officer
       Innovative International Acquisition Corp.
       24681 La Plaza Ste 300
       Dana Point, CA 92629

                                                        Re: Innovative
International Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed August 8,
2023
                                                            File No. 333-269627

       Dear Mohan Ananda:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Certain Unaudited Projected Financial Information, page 141

   1. We note your disclosure that due to certain developments from the time of the signing of the Merger Agreement
through June 30, 2023, Zoomcar management determined that the initial financial
projections no longer represented management   s reasonable view on
                                                        Zoomcar   s future
financial performance and decided to obtain revised projections. Please revise to provide more
detail describing these developments. In addition, we note your disclosure that the
updated financial projections were not available to and, accordingly, not considered by the
IOAC Board in connection with its initial approval of the Merger
                                                        Agreement. Please
revise to clarify whether the changed circumstances have altered the
                                                        IOAC Board's
consideration and decision to recommend the business combination.
 Mohan Ananda
Innovative International Acquisition Corp.
August 16, 2023
Page 2
Zoomcar Inc. Consolidated Balance Sheets, page F-48

2.    We note the changes made to your balance sheet in response to comment 6.
Please
      explain why the notes to your financial statements do not include the disclosures outlined in ASC 250-10-50-7 with respect to the change in classification in your balance sheet of your redeemable noncontrolling interest. Also, please explain why your auditors did not dual date their audit report with respect to the correction of this error.
       You may contact Abe Friedman at 202-551-8298 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,
FirstName LastNameMohan Ananda
                                                        Division of Corporation
Finance
Comapany NameInnovative International Acquisition Corp.
                                                        Office of Trade &
Services
August 16, 2023 Page 2
cc:       Ari Edelman
FirstName LastName